RED FISH PROPERTIES, INC.

July 13, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Fish Properties, Inc. Request for Withdrawal of Offering Statement on Form 1-A File No. 024-10719

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”),  Red Fish Properties, Inc., (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of its Offering Statement on Form 1-A, (File No. 024-10719), together with all exhibits (collectively, the “Offering Statement”). The Offering Statement was originally filed with the Commission on July 11, 2017. No securities that are subject of the Offering Statement have been sold and such Offering Statement is not the subject of a proceeding under Rule 258.

The Company requests the withdrawal of its Offering Statement, (File No. 024-10719) because the Company inadvertently filed the incorrect SEC form with the Commission on July 11, 2017 to amend its initial Form 1-A Offering Statement, (File No. 024-10702) on May 30, 2017. The Company plans to immediately amend its Form 1-A Offering Statement, (File No. 024-10702) utilizing the correct SEC Form after filing this withdrawal request.

Please send copies of the order consenting to the withdrawal of the Offering Statement to the Company via facsimile at (401) 633-7300 or email at teakwood5@cox.net.

If you have any questions regarding this application for withdrawal, please call the Company’s consultant Thomas DeNunzio at (401) 641-0405.

Very truly yours,

Red Fish Properties, Inc.

By: /s/ Thomas N. Mahoney

              Thomas N. Mahoney,

Its President